Roth Capital Partners, LLC
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

July 15, 2025

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Aliya Ishmukhamedova, Esq. Division of Corporation Finance Office of Technology
Re:    Tecogen Inc.
Registration Statement on Form S-1
File No. 333-288668

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern Time, on Thursday, July 17, 2025 or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 15, 2025, to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as underwriter, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

If you require any additional information with respect to this letter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours, ROTH CAPITAL PARTNERS, LLC By: /s/ Aaron M. Gurewitz_________________ Aaron M. Gurewitz President
cc:    M. Ali Panjwani, Esq.
    Pryor Cashman LLP